CRITICAL HOMECARE SOLUTIONS HOLDINGS, INC.

Two Tower Bridge

One Fayette Street, Suite 150

Conshohocken, Pennsylvania 19428

February 14, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Critical Homecare Solutions Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-146618

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), Critical Homecare Solutions Holdings, Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), together with all exhibits thereto, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement was filed with the Commission in connection with the proposed initial public offering of the Company’s common stock, par value $0.001 per share (the “Common Stock”). We are requesting that the Registration Statement be withdrawn because the Registrant has determined not to offer any shares of Common Stock through a public offering and has instead entered into a stock purchase agreement, dated as of February 6, 2008, with MBF Healthcare Acquisition Corp., a Delaware corporation (the “Acquirer”), and the stockholders of the Registrant, pursuant to which Acquirer will acquire all of the shares of Common Stock. The Company and Acquirer announced the signing of the foregoing agreement in a press release dated February 7, 2008. The Registration Statement has not been declared effective by the Commission, and, no shares of Common Stock have been or will be sold pursuant to the Registration Statement.

The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act. The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this request, please call John C. Kennedy, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant, at (212) 373-3025.

Sincerely,

CRITICAL HOMECARE SOLUTIONS HOLDINGS, INC.

By:	/s/ Robert A. Cucuel
Name: Robert A. Cucuel
Title: President and Chief Executive Officer

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP